NO ACT

PE
1-4-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010706

Received SEC
MAR 04 2010
Washington, DC 20549

March 4, 2010

Timothy O'Grady
Vice President - Securities & Governance
Sprint Nextel Corporation
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, KS 66251

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/4/10

Re: Sprint Nextel Corporation
Incoming letter dated January 4, 2010

Dear Mr. O'Grady:

This is in response to your letter dated January 4, 2010 concerning the shareholder proposal submitted to Sprint Nextel by Kenneth Steiner. We also received a letter on the proponent's behalf on January 31, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 4, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sprint Nextel Corporation
Incoming letter dated January 4, 2010

The proposal requests that the board undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of the shares outstanding to the extent permitted by law.

We are unable to concur in your view that Sprint Nextel may exclude the proposal under rule 14a-8(i)(2). We note that, in the opinion of your counsel, implementation of the proposal would cause Sprint Nextel to violate Kansas law "except in the limited context of an election of directors when all directorships are vacant." The proposal, however, seeks to permit action by written consent of a majority of the shares outstanding only "to the extent permitted by law." It appears, therefore, that Sprint Nextel may implement the proposal without violating state law. Accordingly, we do not believe that Sprint Nextel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 31, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Kenneth Steiner's Rule 14a-8 Proposal
Sprint Nextel Corporation (S)
Written Consent Topic

Ladies and Gentlemen:

This responds to the January 4, 2010 request to block this rule 14a-8 proposal.

The company fails to acknowledge that the Staff considers whether a company has taken any action in response to a rule 14a-8 proposal. The company clearly has not taken any action in response to this proposal.

The company then introduces "three references" in Sections 17-650(b), 17-651(e) and 17-6501(b). Following this the company makes the misleading claim that that this rule 14a-8 proposal supposedly states that taking action by written consent is limited to one advantage and that one advantage is as a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle. And the company does not close its argument by explaining how "majority consent" would implement written consent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Timothy O'Grady <timothy.ogrady@sprint.com>

[S: Rule 14a-8 Proposal, November 30, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher price for our stock. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

We gave 77%-support to a 2009 shareholder proposal calling for a shareholder right to call a special meeting. This 77%-support even translated into 62%-support from all shares outstanding.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "High Concern" in takeover defenses and "Very High Concern" in executive pay – $19 million for our CEO Daniel Hesse.

The Corporate Library was concerned that our company's long-term executive incentive plan used the same targets as our short-term incentive plan in determining the amount of performance-based restricted stock to award. Moreover, the performance stock received for the achievement of quarterly goals vested six months after the end of the quarter in which they were awarded.

A securities class action lawsuit alleged that between October 26th, 2006 and February 27th, 2008, defendants in our company issued materially false and misleading statements regarding our company's business and financial results. As a result, Sprint stock traded at artificially inflated prices during this period.

Our Chairman, James Hance, who also chaired our audit committee, is potentially over-boarded with five board seats. Toping this was Robert Bennett, who represented one-third of our audit committee and was on six boards including the "D" and "F" rated boards of Discovery Holding Company (DISCA), Liberty Entertainment (LMDIA), Liberty Interactive Group (LINTA) and Liberty Media (LCAPA). Directors Sven-Christer Nilsson and William Nuti owned no stock.

We had no shareholder right to cumulative voting, act by written consent, call a special meeting or vote on executive pay.

[New paragraph]
The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



Sprint Nextel
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, Kansas 66251
Office: (913) 794-1513 Fax: (913) 523-9797

Timothy P. O'Grady
Vice President
Securities & Governance

January 4, 2010

VIA ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Sprint Nextel Corporation 2010 Annual Meeting
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by Sprint Nextel Corporation, a Kansas corporation ("*Sprint Nextel*"), pursuant to Rule 14a-8(j) under the Securities Act of 1933, as amended. Sprint Nextel has received a shareholder proposal and supporting statement, dated as of October 20, 2009 (the "*Proposal*"), from Kenneth Steiner and, as Mr. Steiner's proxy, John Chevedden (the "*Proponent*"), for inclusion in the proxy materials to be distributed by Sprint Nextel in connection with its 2010 annual meeting of stockholders (the "*2010 Proxy Materials*"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Sprint Nextel intends to omit the Proposal from its 2010 Proxy Materials.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") in lieu of mailing paper copies. We are simultaneously sending a copy of this letter to the Proponent as notice of Sprint Nextel's intent to omit the Proposal from its 2010 Proxy Materials.

I. Introduction

The Proposal requests that Sprint Nextel's "board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law."

Rule 14a-8(i)(2) permits a company to exclude a proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. Sprint Nextel is incorporated under the laws of the State of Kansas. For the reasons set forth below and in the legal opinion regarding Kansas law provided by Polsinelli Shughart PC attached hereto as Exhibit B (the "*Opinion*"), Sprint Nextel believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause Sprint Nextel to violate the Kansas General Corporation Code, Kan. Stat. Ann. § 17-6101, *et. seq.* (the "*Kansas Corporation Code*").

The Kansas Corporation Code governs the ability of stockholders to take action by written consent in lieu of a meeting. Section 17-6518(a) provides as follows:

> "Unless otherwise provided in the articles of incorporation, any action required by this act to be taken at any annual or special meeting of the stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by ***all*** the holders of outstanding stock entitled to vote" (emphasis added).

While Section 17-6518(a) would permit a corporation to prohibit action by written consent in its articles of incorporation, such Section does not permit the articles of incorporation to alter the written consent threshold. In other words, with one limited exception discussed below, if the shareholders of a Kansas stock corporation intend to act by written consent, then they must do so unanimously – a majority written consent is not allowed under Kansas law.

Prior to the adoption of the amendments to the Kansas Corporation Code in 2004, a special committee of the Kansas Bar Association was consulted to make recommendations for such amendments. Because the Kansas Corporation Code is patterned after the Delaware General Corporation Law, Del. Code Ann. tit. 8, § 101, *et. seq.* (the "*DGCL*"), the special committee made a conscious effort to suggest revisions to the Kansas Corporation Code so as to conform it as near as possible to the DGCL.[1]

Consistent with that goal, the special committee recommended that stockholders be permitted to take action by less than unanimous written consent, similar to Section 228(a) of the DGCL, which permits stockholder action without a meeting "if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and vote." However, the special committee's proposal was rejected by the Kansas Bar Association Legislative Committee (the "*Legislative Committee*") on public policy grounds citing the potential harm that such lower threshold would have on minority stockholders of Kansas corporations. The rationale behind rejecting stockholder action by less than unanimous consent was based on the thought that the

[1] William Quick. The New Corporate Landscape: 2004 Kansas General Corporation Code. 73-AUG J. Kan. B.A. 30 (2004) (discussing the recommendations of a special committee of the Kansas Bar Association concerning the amendments to the Kansas Corporation Code that became effective January 1, 2005).

interests of minority stockholders are better protected if they are given notice and a chance to voice their opposition in a meeting before action can be taken over their objection.

Despite the Legislative Committee's intent to eliminate the ability of stockholders to take action by less than unanimous consent without a meeting, there remain three references within the Kansas Corporation Code that contemplate stockholder action by less than unanimous written consent: (i) Section 17-6518(b), which allows majority consents in the context of non-stock corporations; (ii) Section 17-6518(e), which requires prompt notice to the non-consenting members when non-stock corporate action is taken by majority consent; and (iii) Section 17-6501(b), which is discussed herein.

Under Section 17-6501(b), action may be taken by written consent of less than all stockholders in connection with the election of directors, but "*only if* all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action" (emphasis added). This exception is very limited – it may only be used for the election of directors at a time when all directorships are vacant.[2] However, the stockholders of Sprint Nextel already have this power to act by majority consent – it is provided by statute and not prohibited by the articles of incorporation. But this is not what the Proponent intends – it is clear from the Proponent's statement that he desires a mechanism for the shareholders to use "to raise important matters outside the normal annual meeting cycle."

III. Conclusion

Based upon the foregoing analysis, Sprint Nextel believes that the Proposal may be omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(2). Sprint Nextel respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Sprint Nextel if it omits the Proposal in its entirety from its 2010 Proxy Materials. On numerous occasions the Staff has permitted the exclusion of a shareholder proposal under Rule 14a-8(i)(2) where the proposal, if implemented, would conflict with state law.[3]

---

[2] Sprint Nextel's articles of incorporation provide that (i) all directors hold office until the next annual meeting of stockholders and until a successor has been elected and qualified to serve and (ii) any directorship vacancy may be filled by the board of directors. Thus, the likelihood that all directorships will be vacant is remote.

[3] *See e.g., The Boeing Corp.* (avail. Feb. 19, 2008) (concerning a proposal requesting the company's board amend its bylaws and any other appropriate governing documents to remove restrictions on shareholders' ability to act by written consent where such board action would violate the DGCL); *see also AT&T Inc.* (avail. Feb. 19, 2008) (concerning a proposal requiring the company to amend its bylaws to lift restrictions on shareholder ability to act by written consent where the proposal would violate Delaware law); *see also PG&E Corp.* (avail Feb. 14, 2006) (concerning a proposal requiring the board to initiate a process to permit the election of directors by a majority of the votes cast at an annual shareholder meeting where it conflicted with a California statute requiring that directors be elected by plurality vote); *Gencorp Inc.* (avail. Dec. 20, 2004) (concerning a proposal requesting an amendment of the company's governing instruments to require implementation of all shareholder proposals receiving a majority vote where such proposal violated state law); *TRW Inc.* (avail. Mar. 6, 2000) (concerning a proposal to permit a majority of the shareholders to vote to return the election of the directors to the current 3-year-staggered-terms where such proposal conflicted with the voting threshold necessary to take such action under Ohio law).

If you have any questions with respect to this matter, please call me at (913) 794-1513 or you may contact Stefan Schnopp at (913) 794-1427 or email him at Stefan.Schnopp@sprint.com.

Sincerely,



Timothy O'Grady
Vice President-Securities & Governance

Attachments

cc: John Chevedden

18!0420

EXHIBIT A

THE PROPOSAL

[S: Rule 14a-8 Proposal, November 30, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher price for our stock. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

We gave 77%-support to a 2009 shareholder proposal calling for a shareholder right to call a special meeting. This 77%-support even translated into 62%-support from all shares outstanding.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "High Concern" in takeover defenses and "Very High Concern" in executive pay – $19 million for our CEO Daniel Hesse.

The Corporate Library was concerned that our company's long-term executive incentive plan used the same targets as our short-term incentive plan in determining the amount of performance-based restricted stock to award. Moreover, the performance stock received for the achievement of quarterly goals vested six months after the end of the quarter in which they were awarded.

A securities class action lawsuit alleged that between October 26th, 2006 and February 27th, 2008, defendants in our company issued materially false and misleading statements regarding our company's business and financial results. As a result, Sprint stock traded at artificially inflated prices during this period.

Our Chairman, James Hance, who also chaired our audit committee, is potentially over-boarded with five board seats. Toping this was Robert Bennett, who represented one-third of our audit committee and was on six boards including the "D" and "F" rated boards of Discovery Holding Company (DISCA), Liberty Entertainment (LMDIA), Liberty Interactive Group (LINTA) and Liberty Media (LCAPA). Directors Sven-Christer Nilsson and William Nuti owned no stock.

We had no shareholder right to cumulative voting, act by written consent, call a special meeting or vote on executive pay.

[New paragraph]
The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

THE OPINION



January 4, 2010

Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

Re: Stockholder Proposal Submitted by Kenneth Steiner

Gentlemen:

We are special Kansas counsel to Sprint Nextel Corporation, a Kansas corporation (the "Corporation"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner and, as Mr. Steiner's proxy, John Chevedden (the "Proponent"), for inclusion in the proxy materials to be distributed by the Corporation in connection with its 2010 annual meeting of stockholders (the "Annual Meeting"). In connection therewith, you have requested our opinion as to certain matters under the Kansas General Corporation Code (the "Kansas Corporation Code").

Reviewed Documents

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents (the "Reviewed Documents"):

(i) the Amended and Restated Articles of Incorporation of the Corporation, as in effect on the date hereof (the "Articles");

(ii) the Amended and Restated Bylaws of the Corporation, as in effect on the date hereof (the "Bylaws");

(iii) the Proposal and the supporting statement thereto, as submitted by the Proponent; and

(iv) a certificate of the Assistant Secretary of the Corporation.

Assumptions and Limitations

For the purpose of rendering our opinion expressed herein:

(a) With respect to the Reviewed Documents, we have assumed: (i) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as

1811374.3

or on behalf of the parties thereto; (ii) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (iii) that the Reviewed Documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein.

(b) We have not reviewed any document other than the Reviewed Documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein.

(c) We have conducted no independent factual investigation of our own, but rather have relied solely upon the Reviewed Documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

(d) We have assumed that the Corporation would take only those actions specifically called for by the language of the Proposal, as interpreted as set forth under the caption "The Proposal" below.

The Proposal

The Proposal reads as follows:

> "RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law."

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Kansas law. The Kansas Corporation Code[1] governs the ability of the stockholders to take action by written consent without a meeting. Section 17-6518(a) provides as follows:

> "Unless otherwise provided in the articles of incorporation, any action required by this act to be taken at any annual or special meeting of the stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by all the holders of outstanding stock entitled to vote."[2]

[1] Kan. Stat. Ann. § 17-6101, et. seq.
[2] Kan. Stat. Ann. § 17-6518(a).

Thus, Section 17-6518(a) vests the stockholders of a Kansas corporation with the power to take action by unanimous written consent unless the corporation, through its articles of incorporation, takes away the right of the stockholders to act by written consent. In considering whether implementation of the Proposal would violate the Kansas Corporation Code, the relevant question is whether a provision permitting action by written consent executed by less than all of the Corporation's stockholders would be valid if included in the Corporation's Articles.

As drafted, Section 17-6518(a) unambiguously permits action of the stockholders by written consent if (1) action by written consent is not prohibited in the corporation's articles of incorporation, and (2) such written consent is "signed by *all* the holders of outstanding stock entitled to vote."[3] In our opinion, the qualifier "unless otherwise provided in the articles of incorporation" permits a corporation to prohibit action by written consent in its articles of incorporation, but it does not permit the articles of incorporation to alter the written consent threshold to less than unanimous.

This view is supported by the legislative history surrounding the adoption of Section 17-6518. Prior to the adoption of the amendments to the Kansas Corporation Code in 2004, a special committee of the Kansas Bar Association was consulted to make recommendations for such amendments.[4] Because the Kansas Corporation Code is patterned after the Delaware General Corporation Law (the "DGCL"),[5] the special committee made a conscious effort to make suggested revisions to the Kansas Corporation Code so as to conform it as near as possible to the DGCL.[6] The only area of contention among the special committee members involved the ability of stockholders to take action by less than unanimous written consent.[7] Section 228(a) of the DGCL permits stockholders to take action by written consent without a meeting "if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or

---

[3] Id. (emphasis added).

[4] William Quick, The New Corporate Landscape: 2004 Kansas General Corporation Code, 73-AUG J. Kan. B.A. 30, at *31, (2004) (hereinafter "The New Corporate Landscape") (discussing the recommendations of a special committee of the Kansas Bar Association concerning the amendments to the Kansas Corporation Code that became effective January 1, 2005).

[5] Kan. Heart Hosp., L.L.C. v. Idbeis, 184 P.3d 866, 878 (Kan. 2008) ("Reliance on a Delaware decision is consistent with our long history of looking to Delaware for guidance when applying the Kansas General Corporation Code, which was modeled on the [Delaware Corporation Code]."); see Achey v. Linn County Bank, 261 Kan. 669, 676 (1997) (decisions of the Delaware courts involving corporation law are persuasive because the Kansas Corporation Code has been patterned after, and contains identical provisions of, the Delaware Corporation Code).

[6] "The committee believed that Kansas' past adherence to the Delaware Code, coupled with the wealth of evolving Delaware and derivative case law precedent and legal commentary, presented a stable platform for the Kansas corporate community that should not be undermined by introducing a hodgepodge of disparate provisions from a number of sources (such as from the Model Business Corporation Act or the statutes of other jurisdictions). The committee also recognized that Kansas' existing, albeit limited, corporate case law was decided under the Delaware Code model and deviation from that framework could undermine the precedential value of such existing Kansas case law." The New Corporate Landscape, at *31.

[7] The New Corporate Landscape, at *32.

take such action at a meeting at which all shares entitled to vote thereon were present and voted..."[8]

After lengthy debate, the special committee recommended that stockholders be permitted to take action by less than unanimous written consent, similar to the provisions of the DGCL.[9] However, the special committee's proposal was rejected by the Kansas Bar Association Legislative Committee (the "Legislative Committee") on public policy grounds.[10] The Legislative Committee based its rejection of the proposed revisions on the obligation to protect minority stockholders by giving them notice and a chance to voice their opposition in a meeting before action can be taken over their objection. Based on the Legislative Committee's recommendation to the Kansas legislature, Section 17-6518(a) was adopted in the form as it reads today, deliberately rejecting conformance to Section 228 of the DGCL.

In the special committee's original proposal, references to stockholder action by less than unanimous written consent appeared in multiple sections and in multiple contexts.[11] When the statutory language was changed by the Legislative Committee, consistent conforming changes were not made.[12] Currently, the Kansas Corporation Code contains three references that contemplate stockholder action by less than unanimous written consent: (i) Section 17-6518(b), which allows majority consents in the context of non-stock corporations; (ii) Section 17-6518(e), which requires prompt notice to the non-consenting members when non-stock corporate action is taken by majority consent; and (iii) Section 17-6501(b), which is discussed herein.[13] Items (i) and (ii) are not applicable because the Corporation is a Kansas stock corporation.

Under Section 17-6501(b), action may be taken by written consent of less than all stockholders in connection with the election of directors, but "only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action."[14] This exception is very limited – it may only be used for the election of directors at a time when all directorships are vacant.

Therefore, the general rule for Kansas stock corporations is that action may not be taken without a meeting by less than unanimous consent. The only exception to this general rule is in the limited context of an election of directors when all directorships are vacant.

---

[8] Del. Code Ann. tit. 8 § 228(a).
[9] The New Corporate Landscape, at *32.
[10] The New Corporate Landscape, at *32.
[11] See The New Corporate Landscape, at *32.
[12] See The New Corporate Landscape, at *32.
[13] See Kan. Stat. Ann. §§ 17-6518(b), 17-6518(e) and 17-6501(b).
[14] Kan. Stat. Ann. § 17-6501(b).

Opinion and Conclusion

Based on the foregoing, and qualified in the manner and to the extent set forth herein, we are of the opinion that implementation of the Proposal as drafted would cause the Company to violate Kansas law, except in the limited context of an election of directors when all directorships are vacant.

The foregoing opinion is limited to the Kansas Corporation Code. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent. The information set forth herein is as of the date of this letter, and we undertake no obligation or responsibility to update or supplement this opinion. The foregoing opinion should not be construed as relating to any matter other than the specific matters discussed herein.

Very truly yours,

Polsinelli Shughart PC

Polsinelli Shughart PC